(PSEG LETTERHEAD)

                                                     August 5, 2005

Via EDGAR and Facsimile
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re: Application for Withdrawal
                      Public Service Enterprise Group Incorporated
                      Registration Statement on Form S-3 (File No. 333-127038)
                      --------------------------------------------------------

Ladies and Gentlemen:

      Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Act"), Public Service Enterprise Group Incorporated, a New Jersey corporation (the "Registrant"), hereby requests that the Registration Statement on Form S-3 (File No. 333-127038) filed with the Securities and Exchange Commission on July 29, 2005, together with all exhibits thereto (the "Registration Statement"), be withdrawn on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by Rule 477. The Registrant is requesting withdrawal of the Registration Statement because it inadvertently omitted the delaying amendment required by Rule 473 of Regulation C under the Act and cannot file an amendment to the Registration Statement to add it at this time because of the unavailability of certain financial information. The Registrant intends to file a new Registration Statement when the required financial information is available. No securities have been sold under the Registration Statement.

      The Registrant requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.
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Securities and Exchange Commission
August 5, 2005
Page 2


      If you have any questions regarding this matter or if this application for withdrawal of the Registration Statement will not be granted, please contact Edward C. Fedak, Associate General Counsel of the Registrant, at 973-430-3835.

                                 Sincerely,

                                 PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

                                 By: /s/ Morton A. Plawner
                                     ---------------------
                                     Morton A. Plawner
                                     Treasurer